Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
Earnings (losses):

Earnings (loss) before income taxes	$1,420	$3,822	$4,221	$1,110	$637	$(657)
Add (deduct):
Fixed charges, from below	684	1,370	1,429	1,655	1,627	1,514
Amortization of capitalized interest	4	11	12	12	11	9
Distributed earnings of affiliates	—	1	1	1	—	—
Interest capitalized	(44)	(72)	(49)	(52)	(49)	(37)
Equity (earnings) loss in affiliates	3	—	(2)	(1)	(1)	(4)

Earnings as adjusted	$2,067	$5,132	$5,612	$2,725	$2,225	$825

Fixed charges:
Interest expense	$308	$614	$670	$742	$781	$823
Portion of rent expense representative of the interest factor (a)	376	756	759	913	846	691

Fixed charges	$684	$1,370	$1,429	$1,655	$1,627	$1,514

Ratio of earnings to fixed charges	3.02	3.75	3.93	1.65	1.37	(b)

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.